Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Port Hope Conversion Facility Workers Accept Contracts

Saskatoon, Saskatchewan, Canada, July 5, 2013    .    .    .    .    .    .    .    .    .     .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that unionized employees at Cameco’s Port Hope conversion facility have voted to accept new collective agreements.

More than 250 employees, represented by United Steelworkers locals 13173 and 8562, have agreed to three-year contracts that include a six per cent wage increase over the term of the agreements. The previous contracts expired on June 30, 2013.

Cameco’s Port Hope plant is the only uranium conversion facility in Canada producing uranium hexafluoride (UF6) and the only commercial supplier of natural uranium dioxide (UO2) conversion services needed to produce fuel for Candu nuclear reactors. Total workforce at the Port Hope conversion facility, including managers and salaried employees, is approximately 370.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593